Mail Stop 4561

September 25, 2007

Mr. John R. Garbarino
Chairman of the Board, President, and
Chief Executive Officer and Director
OceanFirst Financial Corp.
975 Hooper Avenue,
Toms River, New Jersey 08753

> **Re:** **OceanFirst Financial Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007**

Dear Mr. Garbarino:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Where indicated, we think you should revise your document in response to this comment in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 9A. Controls and Procedures, page 34

1. We note management's assessment of the internal controls over financial reporting identified a material weakness as the policies and procedures were not effective to provide for the proper evaluation and assessment of the adequacy of

the reserve for repurchased loans. The disclosure on page 34 indicated that this deficiency resulted in material misstatements in the reserve for repurchased loans and amounts recorded as a gain on sale of loans, however the misstatements have been corrected in the financial statements included in the Form 10-K. Please tell us:

- the amount of the misstatements that resulted,
- how these misstatements were corrected,
- if any other errors were corrected at the time, and
- how you determined the reserve for repurchased loans was adequate at December 31, 2006.

Exhibit 13

Management's Discussion and Analysis

Comparison of Financial Condition at December 31, 2006 and December 31, 2005, page 11

2. We note on page 11 that the increase in mortgage loans held for sale increased $50.9 million to a balance of $82.9 million at December 31, 2006 and that the increase occurred primarily at Columbia. Please tell us the amount of subprime loan products classified as held for sale at December 31, 2006.

Cash Earnings, page 14

3. Please address the following regarding your presentation of Cash Earnings and similar non-GAAP measures in future filings to help us determine whether your measures are prohibited and if not, to provide additional disclosures in future filings to improve the transparency of the measures and related disclosures:

- In light of your description of the measure and the adjustments made to Net Income to arrive at "Cash Earnings", tell us why you believe it is appropriate to title your non-GAAP measure "Cash Earnings" since in fact it does not adjust for all non-cash transactions. Also, tell us why you believe it is appropriate to characterize this measure as "the change in stockholders' equity".

- Considering the recurring nature of the amounts excluded, tell us how you considered the guidance of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as well as Item 10(e)(1)(ii)(B) of Regulation S-K.

- For each of the various non-GAAP measures presented, please more clearly disclose how the measure is helpful to an investor's understanding of your results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

- Please clearly disclose how you use each of the non-GAAP financial measures. Please provide specific examples. Refer to Item 10(e)(1)(i)(D) of Regulation S-K. If you do not use certain of the measures presented, disclose that fact and identify which measures are not used.

- Tell us how you considered the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures related to your presentations of Basic and Diluted Cash Earnings Per Share. Please revise similar presentations in future filings to eliminate this measure or revise to support its usefulness.

- If you are able to support that this measure is not prohibited, revise to clearly identify the numerous limitations and address how you overcome them. For instance, disclose the fact that the per share measure you present does not depict the amount that accrues directly to shareholders' benefit.

- Please provide us with examples of your proposed revised disclosures.

Note 1 – Summary of Significant Accounting Policies, page 25

Mortgage Loans Held-for-Sale, page 25

4. Please tell us and revise future filings to disclose how you determine classification of loans as held-for-sale or held-for-portfolio. Clearly disclose the triggers for classification as held-for-sale upon origination and the triggers for reclassification to held-for-sale subsequent to origination.

Reserve for Repurchased Loans, page 25

5. We note the reserve for repurchased loans was $9.6 million and zero at December 31, 2006 and 2005, respectively. Please tell us and revise future filings to

   - disclose if the reserve for repurchased loans is solely for the subprime loan product for 100% financing offered during 2006 and if there is any exposure related to other loans sold.
   - provide a rollforward of the activity related to the reserve for repurchased loans for the year ended December 31, 2006.

Note 13 – Commitments, Contingencies and Concentrations of Credit Risk, page 33

6. You disclose that you enter into loan sales agreements with investors that require the Company to repurchase loans previously sold in the event of an Early Payment Default or a violation of various representations and warranties customary to the mortgage banking industry. In light of the continuing involvement, please tell us how you determined the sale of these loans meet each of the sales criteria of paragraph 9 of SFAS 140, considering the specific terms of the loan sales agreement. Clearly identify in your response the parameters for when you are required to repurchase a loan. Tell us whether these transfers were in the form of a one-step or a two-step sale. If you have a true sale legal opinion covering these specific transactions, please tell us that fact.

Note 14 – Fair Value of Financial Instruments, page 34

7. We note the fair value of 'Loans receivable and mortgage loans held for sale' was approximately $3.2 million less than the book value at December 31, 2006. Please tell us how much of this difference relates to mortgage loans held for sale and how you evaluated the need for a lower cost or market adjustment to record these loans at fair value at December 31, 2006.

Form 10-Q for the Quarterly Period Ended March 31, 2007

Note 3 – Reserve for Repurchased Loans, page 7

8. We note the Bank repurchased $13.9 million in loans from investors during the three months ended March 31, 2007 and had unresolved loan repurchase requests of $40.5 million at March 31, 2007. Please tell us how you determined the reserve for repurchased loans of $9.8 million at March 31, 2007 was the best estimate of losses on loans repurchased. Specifically tell us if the charge of $4.0 million to increase the reserve was specifically identifiable to loans sold during the three month period ended March 31, 2007, and if not, tell us how you determined that some portion of such additional charge was not warranted at December 31, 2006.

9. We note you recognized a $7.1 million charge to reduce subprime loans held for sale to their current fair market value at March 31, 2007. Please tell us if the charge was specifically identifiable to loans repurchased during the three month period ended March 31, 2007, and if not, tell us how you determined that some portion of such additional charge was not warranted at December 31, 2006.

Item 4. Controls and Procedures, page 16

10. We note the disclosure that performed additional analyses and procedures were performed by the Company in light of the material weakness related to the adequacy of the reserve for repurchased loans. Please tell us the additional analyses and procedures performed and how you used the results of such analyses and procedures to determine the adequacy of the reserve for repurchased loans at March 31, 2007.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Consolidated Statements of Cash Flows, page 4

11. We note you classified the cash outflows for loans repurchased as an investing activity in the Consolidated Statement of Cash Flows for the three months ended March 31, 2007, and then present such cash outflows as an operating activity in the Consolidated Statement of Cash Flows for the six months ended June 30, 2007. Please tell us your basis for the reclassification of the cash outflows for loans repurchased and identify the specific GAAP literature on which you relied. Tell us how you determined that an amendment to the Form 10-Q for the period ended March 31, 2007 was not warranted.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief